Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended
September 30, 2012

Income available to common stockholders	$1,660

Weighted average shares outstanding	66,256

Basic earnings per share	$0.03

Income for diluted earnings per share	$1,660

Total weighted average common shares and equivalents outstanding for diluted computation	66,256

Diluted earnings per share	$0.03